[Sequoia Residential Funding, Inc. Letterhead]

May 20, 2016

Katherine Hsu, Office Chief

Lulu Cheng, Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,
Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,
Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,
Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,
Sequoia Mortgage Trust 2013-7 and Sequoia Mortgage Trust 2013-8
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,
333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02, 333-
185882-03 and 333-185882-04

Dear Ms. Hsu and Ms. Cheng:

The Registrant has received Staff’s comment letter dated May 16, 2016 (the “Staff Letter”) and hereby requests additional time beyond (10) business days in which to prepare and file its Response to the Staff Letter. Several of the Staff’s comments concern third parties who acted as servicers or, in one case as a vendor of a servicer, in the transactions referenced above. Registrant is in the process of contacting such third parties and eliciting information from them in order to prepare responses to Staff’s comments. Additional response time will allow us to communicate with such third parties and to draft a complete response to Staff’s comments with the most accurate and detailed information possible.

The Registrant anticipates it will comply with the Staff’s request on or before June 30, 2016.

Katherine Hsu

Lulu Cheng

Securities and Exchange Commission

May 20, 2016

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 should you have any questions or should you need any other information in regards to this matter.

Very truly yours,

/s/ Matthew J. Tomiak

Matthew J. Tomiak

Vice President

cc: Phillip R. Pollock, Esq.